UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Sorbiforce, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

August 24, 2022

Physical Address of Issuer:

2810 N. Church Street, Suite 83220, Wilmington, DE 19802-4447

Website of Issuer:

https://sorbiforce.com

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)*
Total Assets	$82,754	$63,321
Cash & Cash Equivalents	$4,568	$2,610
Accounts Receivable	$0	$0
Current Liabilities	$265,147	$156,178
Long-Term Liabilities	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold**	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$(89,534)	$(92,886)

The Issuer was formed on August 24, 2022.

**Cost of Revenue

TABLE OF CONTENTS

April 29, 2024

Sorbiforce, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Sorbiforce, Inc. ("**Sorbiforce,**" the "**Issuer**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Issuer as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Issuer is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://sorbiforce.com no later than 120 days after the end of each fiscal year covered by the report. The Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Issuer or another party or (5) the liquidation or dissolution of the Issuer.

The date of this Form C-AR is April 29, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including <u>Exhibit A</u> and <u>Exhibit B</u>, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuer's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuer's control) and assumptions. Although the Issuer believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. Except as required by law, the Issuer undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Issuer has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Sorbiforce, Inc.
_____
(Issuer)

By:/s/ Serhii Kaminskyi
_____
(Signature)

Serhii Kaminskyi
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C -AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Serhii Kaminskyi
_____
(Signature)

Serhii Kaminskyi
_____
(Name)

Director
_____
(Title)

April 29, 2024
_____
(Date)

/s/ Vitalii Shevchyk
_____
(Signature)

Vitalii Shevchyk
_____
(Name)

Director
_____
(Title)

April 29, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2024

Sorbiforce, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Sorbiforce, Inc. is a visionary cleantech startup pushing boundaries in the green energy sector. Our mission is to accelerate the world's transition to renewable energy through our groundbreaking sustainable batteries. Made from renewable raw materials and devoid of metals, our technology heralds a sustainable, brighter future. This isn't just about trading batteries but sharing our audacious vision for a planet fueled by clean, renewable energy.

The Issuer was incorporated on August 2022 in Delaware where it is headquartered. The Issuer sells its products and services throughout the United States and internationally.

The Issuer's website is https://sorbiforce.com.

The Issuer, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Issuer's website.

The information on the Issuer available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Issuer to identify risks that are specific to its business and financial condition. The Issuer is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer has on hand may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure additional funds. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our future growth and success are dependent upon consumers' willingness to adopt green energy initiatives and sufficient demand for sustainable batteries.

The Issuer's growth and future demand for its products is highly dependent upon the adoption by consumers of green energy alternatives, particularly energy storage solutions, such as sustainable batteries, that are made of renewable raw materials and do not use metals. The market for new energy storage solutions is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. If the market for green energy alternatives does not continue to develop as expected, or develops more slowly than expected, or the adoption of sustainable batteries that are made of renewable raw materials and do not use metals does not occur or develops slower than expected, the Issuer's business, prospects, financial condition and operating results could be harmed.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patent, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

A majority of the Issuer is owned by a small number of founding stockholders and they will exercise voting control.

Prior to the Offering, a small number of current founding owners beneficially own a majority of the Issuer. Subject to any fiduciary duties owed to other stockholders under Delaware law, these founding stockholders may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Issuer transactions, and will have significant control over the Issuer's management and policies. Some of these founding stockholders may have interests that are different from yours. For example, these founding stockholders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Issuer or otherwise discourage a potential acquirer from attempting to obtain control of the Issuer, which in turn could reduce the price potential investors are willing to pay for the Issuer. In addition, these stockholders could use their voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Issuer, issue additional securities which may dilute you, repurchase securities of the Issuer, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Sorbiforce, Inc. is a visionary cleantech startup pushing boundaries in the green energy sector. Our mission is to accelerate the world's transition to renewable energy through our groundbreaking sustainable batteries. Made from renewable raw materials and devoid of metals, our technology heralds a sustainable, brighter future. This isn't just about trading batteries but sharing our audacious vision for a planet fueled by clean, renewable energy.

The Issuer was incorporated on August 2022 in Delaware where it is headquartered. The Issuer sells its products and services throughout the United States and internationally.

Business Plan

SorbiForce's product re-envisions energy storage by tackling key pain points found in conventional batteries while delivering an economical solution for the evolving energy landscape. Our batteries provide a cutting-edge energy storage solution. Engineered with unique ultra-porous carbon and leveraging salt and water as essential elements, the batteries are metal-free, ensuring the utmost safety and a negligible environmental footprint.

The Issuer plans to significantly expand its business by investing in technology and product development and employing professional services to push the Issuer ahead. Any capital we raise in the future will empower us to expand our product development and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
SorbiForce Batteries	Cutting-edge energy storage solution which leverages salt and water as essential elements. The batteries are metal-free, ensuring the utmost safety and a negligible environmental footprint.	Solar and wind energy developers, electric vehicle (EV) charging station operators, and significant players in the energy sector, including utility companies.

Competition

The markets in which our products are sold are highly competitive. Our products compete against products of many large and small companies, including well-known global competitors.

Although lithium-ion batteries represent our main competition, SorbiForce batteries have unique advantages that set it apart:

(i) Cost-Effectiveness: Our innovative manufacturing process enables us to offer high-quality batteries at a markedly reduced cost.
(ii) Eco-friendliness: Our batteries create zero carbon footprint, making them an ideal choice for those committed to environmental conservation.
(iii) Safety and Dependability: The absence of metals in our batteries leads to improved safety and reliability, even in demanding conditions.

These distinctive factors endow the SorbiForce batteries with a competitive edge, harmonizing safety, affordability, and eco-friendliness. It's these strengths that establish us as frontrunners in the sustainable and clean energy sector.

Customer Base

Our clientele roster spans across various domains, encompassing solar and wind energy developers, EV charging station operators, and significant players in the energy sector, including utility companies.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
63/483,285	"POSITIVE ELECTRODE FOR ZINC-BROMINE STATIC BATTERIES"	Provisional Patent	February 3, 2023	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Serhii Kaminskyi	CEO, Co-Founder and Chairman	CEO, Co-Founder and Chairman of Sorbiforce, Inc., 2023 – Present; Co-Founder of Sorbiforce, Inc., 2022 – Present Responsible for creating, communicating, and executing a clear vision, goals, and strategy. CEO and founder of Clean Energy Technologies, Ukraine, 2015 – Present. Responsible for executing an unambiguous vision, goals, and strategic direction.	State Marine Technical University Mykolaiv, Ukraine Master of Science in Technology 1991-1997
Oleg Sheremeta	CBDO and Co-Founder	CBDO and Co-Founder of Sorbiforce, Inc., 2022 – Present Responsible for Business Development and Project Management. Co-founded and presently managing Ozon Development as a partner since 2019. Responsible for strategic planning, effective project execution, building team cohesion, nurturing innovative ideas, and furthering the Issuer's growth. Co-initiated and led as CEO of West Medical Clinic from 2014 to 2021 Responsible for driving and managing broad-ranging administration.	Ivano-Frankivsk National Medical University Ivano-Frankivsk, Ukraine Ph.D. 2001-2014
Kevin Drolet	CMO	CMO of Sorbiforce, Inc., 2023 – Present Charged with directing the Marketing Strategy, executing go-to-market approaches, and forming strategic partnerships. Additional tasks involve managing PR activities, producing promotional collateral, and advancing business development. Managing Partner at Climate Hive, 2023 – Present	Marketing Certification from Northwestern University & Southwest College, United States 1994-1996

		Responsible for directing the strategic path, operations, and collaborations of the organization.	
Vitalii Shevchyk	Director	Director of Sorbiforce, Inc., 2023 – Present Responsible for board oversight and supervising research initiatives, pioneering new technologies and products, engaging in the development and ratification of strategic resolutions, and other related obligations. Head of Research & Development at Clean Energy Technologies in Ukraine, 2017– Present Responsible for overseeing the quality and effectiveness of R&D initiatives, managing the R&D team, piloting budget planning, and working in collaboration with various departments.	Acquired specialty in 01.04.10-Physics of Semiconductors and Dielectrics from the NationalAcademy of Sciences of Ukraine. 2009 – 2012 Earned the title of Candidate of Physical and Mathematical Sciences (PhD) in December 2015

Biographical Information

Serhii Kaminskyi: Serhii is the CEO, Co-Founder and Chairman of the Issuer. He began his journey by founding the R&D center called Clean Energy Technologies in Ukraine. His leadership abilities continued to grow at the University of Arizona Center for Innovations, where he honed his skills in environmentally friendly battery technology and devised business strategies for establishing a major Cleantech enterprise. Supported by a strong background in advanced technology development and Google's grant endorsement in 2022, Serhii's insightful endeavors accelerated SorbiForce to become one of the top 5 U.S. battery startups in 2023.

Oleg Sheremeta: Oleg is the CBDO and Co-Founder of the Issuer. Oleg holds a PhD and is an entrepreneur who has founded multiple prosperous ventures. Additionally, Oleg diligently fosters American-Ukrainian relations. Since his onboarding with the Issuer in 2021, Oleg has played a pivotal role in launching our startup on a global scale. His dynamic energy and broad experience considerably accelerate the Issuer's growth, aligning it strategically.

Kevin Drolet: Kevin is the CMO of the Issuer. He is a seasoned marketing and business development executive boasting 25 years of experience. Kevin's strategic expertise has guided numerous climate tech firms and startups, with a resume championing a host of leadership roles across sales and marketing, such as CMO and CRO. As the founder of Climate Hive, an assembly of business veterans, entrepreneurs, connectors, and climate activists, Kevin passionately drives the growth of climate technology as an urgent solution to the ongoing climate crisis.

Vitalii Shevchyk: Vitalii is a Director of the Issuer, Inc. Prior to this role, he was the Head of the Research & Development Center at Clean Energy Technologies (CET) in Ivano-Frankivsk, Ukraine, applying his expertise and leadership in this significant role. Before coming on board at CET, he held the position of a researcher at the I.M. Frantsevich Institute for Problems of Material Science of the National Academy of Sciences of Ukraine, where he also obtained his doctorate degree. His area of research was concentrated on thorough scientific exploration into the phenomenon of intercalation ions into Van der Vaals channels. He specifically focused on grasping the intrinsic mechanisms involved in intercalation and conceiving new materials and methodologies for enhancing battery efficiency. Vitalii became a part of the CET team in 2016 and, in collaboration with CEO Serhii Kaminskyi, has played a pivotal role in the design and production of groundbreaking battery models with the goal of revolutionizing the domain of energy storage systems.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Issuer does not have any employees. The Issuer utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). Additionally, the Issuer has established the Sorbiforce, Inc. 2022 Stock Plan for which 240,000 shares of Common Stock are authorized for issuance thereunder. As of the date of this Form C-AR, 7,760,000 shares of Common Stock are issued and outstanding. No issuances under the Sorbiforce, Inc. 2022 Stock Plan have occurred to date and all 240,000 shares of Common Stock remain available for issuance.

Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's outstanding capital stock consists of:

Type	Common Stock*
Amount Outstanding	7,760,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock which may dilute the Security.

*Certain of these shares remain subject to vesting requirements and a repurchase option.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$347,550*
Voting Rights	The holders of Crowd SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $8,000,000 for the first $100,000 invested and $10,000,000 for amounts invested above $100,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Crowd SAFEs which may dilute the Security.

* Estimated figure. Includes $6,814 in estimated Crowd SAFEs to be issued to an intermediary.

Outstanding Debt

As of the date of this Form C-AR, the Issuer has the following debt outstanding:

Type	Promissory Note from Shareholder
Principal Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	2.93%
Description of Collateral	Unsecured
Material Terms	Immediately due and payable upon a Change of Control
Maturity Date	August 2031

Type	Promissory Note from Shareholder
Principal Amount Outstanding	$75,000
Interest Rate and Amortization Schedule	3.70%
Description of Collateral	Unsecured
Material Terms	Immediately due and payable upon a Change of Control
Maturity Date	August 2032

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$78	7,760,000	N/A	November 11, 2022	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$347,550*	538	Research & Development and Sales and Marketing	April 26, 2024	Reg. CF

*Estimated figure. Includes $6,814 in estimated Crowd SAFEs to be issued to an intermediary.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Serhii Kaminskyi	4,400,000 shares of Common Stock	56.70%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2024, the Issuer had an aggregate of approximately $50,026 in cash and cash equivalents, and when combined with a guaranty from a business partner for up to $30,000 in additional capital, leaves the Issuer with approximately 8 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2024, the Issuer completed an offering pursuant to Regulation CF and raised an estimated $340,736 (subject to a final accounting by the intermediary).

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

The Issuer has ascribed no valuation to the Issuer; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Issuer has conducted the following transactions with related persons:

(a) In August 2022, the Issuer entered into an unsecured promissory note with a shareholder for $150,000 with an interest rate of 2.93% and maturity in August 2031. The total ending balance of this note, including principal and accrued interest, was $151,465 as of December 31, 2023.

(b) In January 2023, the Issuer entered into an unsecured promissory note with the same shareholder for $75,000 with an interest rate of 3.70% and maturity in January 2032. The total ending balance of this note, including principal and accrued interest, was $75,000 as of December 31, 2023.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 29, 2024

Sorbiforce, Inc.



Balance Sheet		YE 2022		YE 2023
Non-current Assets				
Trademarks, Copyrights & Patents	$	5,278.00		29,784.47
Total Non-current Assets	$	**5,278.00**	$	**29,784.47**
Current Assets				
Bank Accounts	$	2,610.06	$	4,568.92
Loans to Shareholders	$	432.94	$	48,401.57
Other Current Receivables	$	55,000.00	$	-
Total Current Assets	$	**58,043.00**	$	**52,970.49**
TOTAL ASSETS	$	**63,321.00**	$	**82,754.96**
Current Liabilities				
Loans from Shareholders	$	150,000.00	$	241,540.00
Credit Card Payable (Overdraft)	$	4,009.78	$	-
Short-term Loans	$	-	$	6,000.00
Accounts Payable	$	-	$	8,850.00
Interest Payable	$	1,465.00	$	8,307.50
Taxes Payable	$	704.00	$	450.00
Total Current Liabilities	$	**156,178.78**	$	**265,147.50**
Equity				
Common Stock	$	28.80	$	28.80
Issued Common Stock	*$*	*77.60*	*$*	*77.60*
Unpaid Common Stock	*$*	*(48.80)*	*$*	*(48.80)*
Retained Earnings	$	-	$	(92,886.58)
CY Net Income	$	(92,886.58)	$	(89,534.76)
Total Equity	$	**(92,857.78)**	$	**(182,392.54)**
TOTAL EQUITY & LIABILITIES	$	**63,321.00**	$	**82,754.96**

Profit & Loss		YE 2022		YE 2023
G&A Expenses				
Bank Fees & Charges	$	279.00	$	190.00
Membership & Subscription Fees	$	348.00	$	-
Software & Apps Fees	$	118.21	$	295.02
Post Office Fees	$	9.90	$	138.00
Total G&A Expenses	$	**755.11**	$	**623.02**
S&D Expenses				
Marketing Expenses	$	-	$	1,362.50
PR Expenses	$	22,440.00	$	4,858.54
Total S&D Expenses	$	**22,440.00**	$	**6,221.04**
Professional Services				
Legal Fees	$	59,380.80	$	8,750.00

Bookkeeping Fees	$ -	$	5,450.00
Tax Preparation Fees	$ -	$	1,500.00
Investment Fees	$ -	$	20,000.00
Other Consulting Fees	$ -	$	19,220.00
Total Professional Services	**$ 59,380.80**	**$**	**54,920.00**
Contracted Services			
Management Team	$ -	$	1,780.00
Total Contracted Services	**$ -**	**$**	**1,780.00**
Travel			
Hotels	$ 3,392.79	$	15,837.99
Airfares	$ 4,718.18	$	2,858.17
Total Travel	**$ 8,110.97**	**$**	**18,696.16**
Taxes			
Franchise Tax	$ 704.00	$	450.00
Total Taxes	**$ 704.00**	**$**	**450.00**
Non-operating Income/Expenses			
Interest Expense	$ 1,465.00	$	6,842.50
Exchange Gain|Loss	$ 30.70	$	2.04
Total Non-operating Income/Expenses	**$ 1,495.70**	**$**	**6,844.54**
Net Income|Loss	**$ (92,886.58)**	**$**	**(89,534.76)**

Cash Flow (indirect)	YE 2022		7M 2023
Net Income|Loss	$ (92,886.58)	$	(89,534.76)
Operating Activity			
Change in Accounts Receivable	$ (55,432.94)	$	7,031.37
Change in Accounts Payable	$ 6,178.78	$	11,428.72
Cash flow from Operating Activity	**$ (142,140.74)**	**$**	**(71,074.67)**
Investing Activity			
Change in Intangible Assets	$ (5,278.00)	$	(24,506.47)
Cash flow from Investing Activity	**$ (5,278.00)**	**$**	**(24,506.47)**
Financing Activity			
Change in Loans from Shareholder	$ 150,000.00	$	91,540.00
Change in Short-term Loans	$ -	$	6,000.00
Change in Equity	$ 28.80	$	-
Cash flow from Financing Activity	**$ 150,028.80**	**$**	**97,540.00**
Cash Turnover	**$ 2,610.06**	**$**	**1,958.86**
Cash at the Beginning	*$ -*	*$*	*2,610.06*
Cash at the End	*$ 2,610.06*	*$*	*4,568.92*